Exhibit 1.2

WOLSELEY PLC – DIRECTOR SHARE OPTION EXERCISE

17 October 2002

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr C A Hornsby, who is responsible for the Company’s North American Plumbing and Heating Division, has today exercised the under-noted share options under the terms of the Wolseley Executive Share Option Scheme. Mr Hornsby has retained the shares issued to him and now holds 14,800 Ordinary Shares of 25p each in the capital of the Company.

Director’s Name	No. of options exercised	Exercise price per share (in pence)	No. of shares acquired	Date of acquisition
Mr C. A. Hornsby	8,000	220.75	8,000	22.10.2002

Ends